SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON FOUNDED 1866	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

November 6, 2009

By EDGAR and Hand Delivery

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-3561

Attention:	Mr. H. Christopher Owings Mr. Ronald E. Alper

Re:	West Corporation Registration Statement on Form S-1
(File No. 333-162292)

Dear Mr. Owings:

On behalf of West Corporation (the “Company”), we are writing in response to the comment letter, dated October 30, 2009 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) to the Company’s Registration Statement on Form S-1, Registration No. 333-162292, filed on October 2, 2009 (the “Registration Statement”) and relating to the Company’s registration of shares of its common stock, par value $0.001 per share. Concurrently herewith, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) incorporating the revisions described herein. For your convenience, three (3) courtesy copies of this letter and Amendment No. 1, which have been marked to show the changes from the Registration Statement as initially filed, are also being delivered to Mr. Ronald E. Alper.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the Registration Statement as initially filed; page numbers and other similar references used in the Company’s responses refer to Amendment No. 1 unless otherwise noted.

General

1.	Please revise throughout to include all information that may not properly be excluded under Rule 430A. Provide all information required with respect to the offering price range, underwriting discounts, and the number of shares. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

November 6, 2009

Response: The Company intends to provide all information that may not properly be excluded under Rule 430A prior to circulating a preliminary prospectus to potential investors. The Company acknowledges that the Staff will need sufficient time to review its complete disclosure prior to the circulation of preliminary prospectuses.

2.	Prior to the effectiveness of this registration statement, we need to receive a copy of the letter or a call from FINRA confirming that FINRA has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.

Response: The Company has been advised by counsel to the underwriters that, as of the date hereof, the underwriting terms and arrangements pertaining to this offering are being reviewed by FINRA. The Company acknowledges that the Staff will need to receive a copy of the letter or a call from the FINRA examiner confirming that FINRA has completed its review and has no objections to the underwriting terms and arrangements pertaining to the offering prior to effectiveness of the Registration Statement.

3.	Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Response: Graphics intended to be displayed in the inside cover of the prospectus have been included in Amendment No. 1.

4.	On page i, you state that you “obtained the industry, market and competitive position data used throughout [the] prospectus from [your] own research, internal surveys and studies conducted by third parties, independent industry associations or general publications and any other publicly available information. Independent industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information.” Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Response: The Company has revised this disclosure in response to the Staff’s comment. Please see page i.

Securities and Exchange Commission

November 6, 2009

5.	Please disclose the basis for all of your assertions about your competitive position within your industry. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit. Otherwise, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Business section of the filing. The following are examples only of some of your competitive position assertions:

•	“[W]e are the largest conferencing services provider in the world . . .,” page 2;

•	“We are the largest provider of emergency communications infrastructure systems and services that support regulatory compliance and public safety mandates,” page 3;

•	“[W]e have developed a best-in-class suite of automated voice-oriented solutions,” page 4;

•	“[W]e have built on our initial success with our InterCall brand to become the leading global provider of conferencing services in 2008 based on revenue . . .,” page 4; and

•	“[W]e are now the largest conferencing services provider in the world based on conferencing revenue,” page 5.

Response: In response to the Staff’s comment, the Company has provided publicly available third party support for certain of its statements about the Company’s competitive position. See pages 2, 5, 68, 70 and 73. None of the support was prepared by a third party for inclusion in the Registration Statement. For statements where support is not available, the Company has revised the disclosure to clarify that such statements are based on the Company’s belief, which is generally based on the Company’s experience in the industry and interactions with competitors, customers, suppliers and other industry participants. See pages 2, 3, 68, 69 and 75.

6.	Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

Securities and Exchange Commission

November 6, 2009

Response: The Company has included in Amendment No. 1 the Company’s financial statements and related financial information for the three and nine months ended September 30, 2009, in compliance with Rule 3-12 of Regulation S-X. Any subsequent amendments to the Registration Statement will similarly be updated as required to comply with Rule 3-12 of Regulation S-X.

7.	We note your presentation of compound annual growth rate (CAGR) throughout your document. Each time you quantify your CAGR, please provide additional disclosure, including how the rate is calculated, why you believe it is useful to investors and the material limitations associated with CAGR.

Response: The Company has added additional disclosure regarding its presentation of CAGR and the material limitations associated with CAGR in Amendment No. 1 in response to the Staff’s comment. Please see page 1. However, given the prominent placement of the revised disclosure, the Company respectfully submits that it is not useful to investors to provide such disclosure each time CAGR is referenced in the prospectus.

8.	We note your presentation of the non-GAAP measure adjusted EBITDA and adjusted EBITDA margin throughout your document, and that you define adjusted EBITDA as earnings before interest expense, share based compensation, taxes, depreciation and amortization, non-recurring litigation settlement costs, impairments and other non-cash reserves, transaction costs and after-acquisition synergies. We further note that you use adjusted EBITDA as a supplemental measure in evaluating operating performance, in assessing compliance with senior credit facilities, and that you believe this measure provides insight into your profitability trends and is useful to investors in evaluating your operating performance and profitability. We also note that you use adjusted EBITDA as a performance measure and reconciled it to net income. We have the following comments:

•

You state that adjusted EBITDA is used as a measure to assess compliance with senior credit facilities and for calculations required to be made under the indentures governing outstanding notes; however, you do not disclose or present adjusted EBITDA as a liquidity measure. We also note that the adjusted EBITDA presented does not include pro forma adjustment for acquired entities as permitted in the debt covenants; thus, is not calculated in accordance with your senior credit facilities. Please tell us if adjusted EBITDA is presented specifically for the material debt covenants in your senior credit facilities.

Securities and Exchange Commission

November 6, 2009

•

If so, please clearly disclose that this is a non-GAAP liquidity measure, reconcile it to a GAAP liquidity measure or explain why it is appropriate to reconcile it to net income and provide the disclosures required by Questions 10 and 12 of our Frequently Asked Questions Regarding the Use of Non–GAAP Financial Measures (our Non-GAAP FAQ). Also, we would expect you to present adjusted EBITDA as calculated in accordance with the covenants in your senior credit facility without caveat.

•

If adjusted EBITDA is not presented due to material covenants in your senior credit facilities, please tell us why you list assessing compliance with senior credit facilities as a reason for presenting adjusted EBITDA, and, tell us how your presentation of adjusted EBITDA complies with Item 10(e) of Regulation S-K. Also, if it is determined that your presentation of adjusted EBITDA is allowable under Item 10(e), please provide all of the disclosures required by Question 8 of our Non-GAAP FAQ as your current discussion is insufficient in this regard. Please also be advised that you must adequately meet the burden of demonstrating the usefulness of this measure in order to continue to present it.

•

Please tell us how you quantify acquisition synergies and whether this term is defined in your senior credit facility. To the extent that you continue to refer to acquisition synergies in your filing, also disclose this information.

Response: The Company uses adjusted EBITDA as both a performance measure and a liquidity measure; accordingly, the Company presents reconciliations to both net income and cash flows from operating activities. In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 to clarify that it uses adjusted EBITDA as a liquidity measure and to clarify the cross-reference to its reconciliation of adjusted EBITDA to cash flows from operating activities. See pages 12 and 34.

The Company presents adjusted EBITDA as calculated pursuant to the material covenants contained in its senior credit facilities, except that the Company does not give retroactive effect to prior periods to take account of pro forma adjustments that are permitted pursuant to senior credit facilities which would require ongoing adjustments to previously reported adjusted EBITDA. Instead, the Company quantifies the pro forma adjustments in the footnotes to the reconciliation table so that investors have an understanding of the impact of such adjustments for purposes of assessing compliance

Securities and Exchange Commission

November 6, 2009

with the applicable covenants. The Company also presents its Ratio of Total Debt to Adjusted EBITDA and Ratio of Adjusted EBITDA to cash interest expense after giving effect to such pro forma adjustments to assist investors in assessing compliance with the applicable covenants. There are slight variations between the calculations of adjusted EBITDA pursuant to the Company’s senior credit facilities and the indenture governing the Company’s outstanding notes, and the Company views the covenant under the senior credit facilities as the more material covenant and has revised its disclosure to remove the references to the indenture as a result.

The Company discusses the materiality of its senior credit facilities, the covenant compliance thresholds and risks of noncompliance under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt Covenants” and has revised its disclosure in the reconciliation footnote to clarify the purposes of the cross-reference to that section in response to the Staff’s comment regarding Question 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. With respect to Question 12 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, the Company respectfully submits that it has included a prominent presentation of the three major categories of its statement of cash flows. See page 11. Because the Company also uses Adjusted EBITDA as a performance measure, it has also expanded its disclosure in Amendment No. 1 in response to the Staff’s comment regarding Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Acquisition synergies included in adjusted EBITDA are determined pursuant to the terms of the Company’s senior credit facilities, which provide for an adjustment to EBITDA, subject to certain specified limitations, for reasonably identifiable and factually supportable cost savings projected by the Company in good faith to be realized as a result of actions taken following an acquisition. The Company has revised its disclosure in Amendment No. 1 to disclose this information in response to the Staff’s comment.

9.	Please update all information in the prospectus to the most recent practicable date.

Response: The information in Amendment No. 1 has been updated to the most recent practicable date. Information in any subsequent amendments to the Registration Statement will similarly be updated to the most recent practicable date.

Securities and Exchange Commission

November 6, 2009

Prospectus Summary, page 1

10.	Please disclose in tabular format any payments, compensation or the value of any equity that each of your Sponsors, directors or executive officers received or will receive in connection with the offering, including from:

•	the 12% priority return preference on the Class L Shares;

•	equity awards granted or vested in connection with the offering; and

•	any proceeds of this offering.

Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see page 10. Certain of the relevant information that will not be known until the Company has determined a valuation for the Company, offering size and anticipated per share offer price will be completed by the Company prior to circulating preliminary prospectuses to potential investors.

11.	The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your competitive strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. Also discuss your significant debt, goodwill, and stockholders’ deficit, and your portfolio receivable impairment charges.

Response: In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 to moderate its discussion of competitive strengths and expand its discussion of risk factors, including by referencing those factors cited by the Staff. Please see pages 5 through 8.

12.	Please briefly describe your receivables management business.

Response: The Company has added disclosure regarding its receivables management business in Amendment No. 1 in response to the Staff’s comment. Please see pages 3 and 69.

Corporate Information, page 8

13.	Please describe the 2006 recapitalization in greater detail.

Securities and Exchange Commission

November 6, 2009

Response: The Company has added additional disclosure regarding the 2006 recapitalization in Amendment No. 1 in response to the Staff’s comment. Please see page 8.

14.	We note your risk factor disclosure on page 23. Please disclose in the Prospectus Summary that you will be considered a “controlled company” and what that means with respect to your corporate governance requirements.

Response: Based upon the Company’s preliminary expectations regarding the size of the offering and level of participation of selling stockholders in the offering, the Company does not currently expect it will be considered a “controlled company” under applicable Nasdaq rules following the completion of the offering. Accordingly, the applicable risk factor and other related disclosure in the prospectus have been deleted in Amendment No. 1. In the event the Company subsequently determines that it will be considered a “controlled company” under applicable Nasdaq rules, the Company will include the requested disclosure.

Risk Factors, page 13

15.	We note your statement in the introductory paragraph that “[w]hile we believe these risks and uncertainties are most important for you to consider, we may face other risks or uncertainties which may adversely affect our business.” All material risks should be described. If risks are not deemed material, please do not reference them.

Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see page 14.

16.	Please add separate risk factors regarding your substantial negative net worth and goodwill.

Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see pages 20 and 22.

We may not be able to generate sufficient cash to service all of our indebtedness . . ., page 19

17.	Please quantify your annual debt service costs.

Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see page 21.

Securities and Exchange Commission

November 6, 2009

Despite our current indebtedness levels . . ., page 20

18.	Please quantify the amount of additional indebtedness you may incur under the terms of your debt agreements.

Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see page 22.

Use of Proceeds, page 26

19.	Please quantify the amount you intend to use for each stated purpose. Also disclose the interest rate and maturity of the indebtedness you intend to discharge. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness. See Item 504 of Regulation S-K.

Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see page 27.

Capitalization, page 27

20.	We note you have disclosed at the top of the capitalization table that dollars are in thousands. Based on the number of shares authorized and outstanding that you are presenting, it appears that the number of shares is also in thousands. Please revise to indicate that amounts are in thousands, consistent with your financial statements, to clarify this matter to your readers.

Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see page 28.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Critical Accounting Policies, page 37

Goodwill and Intangible Assets, page 38

21.	We note that goodwill accounted for approximately half of your total assets at December 31, 2008 and June 30, 2009. Given the materiality of your goodwill balance to your financial statements, please expand your critical accounting policy to provide a more robust discussion of the uncertainties and variabilities specific to your company that are related to your assessment of impairment. Specifically:

•

Please disclose how you determine reporting units for purposes of your goodwill impairment test, including clarifying whether your reporting units are operating segments or components of operating segments, and specifically identifying your reporting units to your investors.

Securities and Exchange Commission

November 6, 2009

•	Please disclose your methodology for determining the fair value of each reporting unit.

•

Please tell us whether, at the date of your most recent impairment test, any of your reporting units was at risk of failing step one of the impairment test, and if so, quantify for us the amount of goodwill assigned to such reporting unit.

•

If material goodwill does not exist at any reporting units that are at risk of failing step one of the impairment test, please disclose this to your readers as we believe it provides important information.

•

If material goodwill exists at a reporting unit that is at risk of failing step one of the impairment test, please describe to us whether you believe a material impairment charge could be likely and your rationale for such belief. We may have further questions upon review of your response.

Response: The Company has revised its applicable critical accounting policy in Amendment No. 1 in response to the Staff’s comment. Please see pages 38 and 39.

The Company’s most recent annual goodwill impairment test was performed during the fourth quarter of 2008. None of the Company’s reporting units was at risk of failing step one of the impairment test (defined as estimated fair value less carrying value) as the fair value exceeded the carrying value of each of our reporting units in step one by at least 30%. The Company does not believe there is a significant risk of goodwill impairment as the Company continues to project that it will generate significant cash flows from operations that support an estimated fair value of the Company well in excess of the carrying amount, the relatively low carrying values of the Company’s reporting units given the Company’s substantial debt obligations and negative net worth due to the 2006 recapitalization. However, due to the many variables inherent in estimating the fair value of each reporting unit, if different assumptions were necessary to use in the analysis, that could affect the impairment analysis given the substantial amount of goodwill the Company has recorded.

Periodically during 2009 the Company has reviewed the forecast assumptions used in its 2008 goodwill impairment testing. The 2009 actual cash flow achieved is not significantly different than that used in the Company’s 2008 goodwill impairment testing. The Company recently commenced its annual impairment testing and currently does not expect an impairment in any of its reporting units.

Securities and Exchange Commission

November 6, 2009

Results of Operations – Prior Segments, page 39

22.	Please refer to your tabular presentation of operating income by business segment for the years ended December 31, 2008 and 2007 as seen at the bottom of page 46. We understand that your portfolio receivable subsidiaries are included in your Receivables Management segment, and we note that your Receivables Management segment contributed a relatively small percentage of your total operating income for 2007. Given the above, please explain to us why the vast majority of your total net income in 2007 was attributed to your noncontrolling interest. Also tell us how you considered whether you should revise your analysis of results to clarify this matter to your investors.

Response: Certain of the subsidiaries comprising the Company’s receivable management business are not fully owned by the Company. These majority-owned subsidiaries are not parties to the Company’s senior secured term loan facility, senior secured revolving credit facility or its senior and senior subordinated notes, and accordingly the associated interest expense is not attributed to these subsidiaries. The only interest expense attributed to these majority-owned subsidiaries consists of interest on the portfolio notes payable facility and therefore our operating income is not a relative indicator of the noncontrolling interest on the income statement.

In 2007, noncontrolling interest of $15.4 million was approximately 25% of the majority-owned subsidiaries’ net income, representing the noncontrolling interest ownership percentage of these subsidiaries. The Company respectfully submits that it believes the current disclosure appropriately describes the amount of noncontrolling interest.

Stock-Based Compensation

23.	Consider adding disclosure to Management’s Discussion and Analysis related to the valuation of your stock-based compensation as compared to your estimated initial public offering price, as we believe this provides important information to your investors.

Response: As indicated in response to Comment 25 below, the Company has not granted a significant number of options or other equity awards during the twelve months prior to the date of its most recent balance sheet and none of the options or equity awards that was granted was to a named executive officer; accordingly, the Company does not believe that a valuation of stock-based compensation compared to the Company’s estimated initial public offering price is material to an investor.

Securities and Exchange Commission

November 6, 2009

24.	Consider disclosing the intrinsic value of all vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of SFAS 123R, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Response: The Company advises the Staff that it will provide additional disclosure regarding the difference between the estimated initial public offering price and the fair values of its options on the respective dates of grant once an expected valuation for the Company, price range for the offering and the conversion rate for shares of Class L common stock and Class A common stock into common stock have been determined. The Company acknowledges that the Staff will need sufficient time to review its complete disclosure prior to any distribution of preliminary prospectuses.

Once the Company is in a position to disclose the estimated initial public offering price and conversion rate in the Registration Statement, the Company intends to add a table in substantially the following format to show the number of unvested and vested options outstanding as of September 30, 2009, the related grant date fair value of the options, the estimated initial public offering value of the options using the midpoint of the estimated initial public offering price range, and the difference between the grant date fair value and the estimated initial public offering value:

	Options	Grant Date Fair Value	Estimated initial public offering value	Difference between grant date fair value and estimated initial public offering value
Unvested
Vested

25.	For any options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing, to the extent that you did not obtain a contemporaneous valuation performed by an unrelated valuation specialist, we believe you should provide enhanced disclosures to investors because reliance has been placed on less reliable valuation alternatives. For any such valuations, please disclose the following information for the related issuances of equity instruments:

•

Discuss the significant factors considered, assumptions made and methodologies used in determining the fair value of the equity instruments granted, including the fair value of the options for options granted. In addition, discuss consideration given to alternative factors, methodologies and assumptions.

Securities and Exchange Commission

November 6, 2009

•

Discuss each significant factor contributing to the difference between the IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain changes in the fair value of your common stock up to the filing of the registration statement.

Response: During the 12 months prior to September 30, 2009, the Company granted options to purchase an aggregate of 292,500 shares of its Class A common stock and 25,000 restricted shares of its Class A common stock, in each case as of January 2, 2009. The fair value of the shares of the Company’s Class A common stock was determined based on an independent third party appraisal performed as of October 31, 2008 by Corporate Valuation Advisors, Inc. This appraisal was delivered to the Company in December 2008. The Company believes that such appraisal was substantially contemporaneous with its determination of fair value for purposes of such awards and that there were no significant intervening events between the date of the appraisal and the grant date for the awards. The Company notes for the Staff’s benefit that discussions with potential underwriters for this offering had not progressed as of January 2, 2009 to any point that it impacted the Company’s view of fair value. The Company believes that the timing and appraisal process with respect to all options and other equity instruments granted since the Company’s recapitalization in 2006 have been consistent.

Business, page 79

26.	Please describe your noncontrolling interest and portfolio receivables.

Response: As of September 30, 2009, the Company’s portfolio receivable lenders owned a noncontrolling interest, generally 25%, in three of the Company’s receivable management subsidiaries. Portfolio receivables represent the purchase of portfolios of receivables from credit originators. We use proprietary analytical tools to identify and evaluate portfolios of receivables and develop custom recovery strategies for each portfolio.

Securities and Exchange Commission

November 6, 2009

As described in Note 16 to the Notes to Condensed Consolidated Financial Statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, subsequent to September 30, 2009, a settlement was reached in the CFSC Capital Corp. XXXIV and CVI GVF Finco, LLC v. West Receivable Services Inc. et al. litigation. As a result of the settlement, the Company purchased, effective October 30, 2009, CFSC Capital Corp. XXXIV’s 25% interest in Worldwide Asset Purchasing, LLC (“WAP I”) and is now the sole equity holder of WAP I. The Company also has abandoned its interest in Worldwide Asset Purchasing II, LLC (“WAP II”). Accordingly, the Company no longer holds an equity interest in WAP II. All related lawsuits, claims and counterclaims between the parties are expected to be dismissed with prejudice and on the merits under the terms of the settlement. The impact to the Company’s income statement from this settlement was fully accrued at September 30, 2009.

After this settlement, the Company’s remaining balance in portfolio receivables will be $16.4 million. The Company’s portfolio receivables in the remaining majority owned receivable management subsidiary will be less than $2.0 million and the noncontrolling interest, which is owned by TOGM, LLC, will be less than $0.1 million. This ownership is disclosed in Note 14 to the Notes to Condensed Consolidated Financial Statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

The Company has significantly reduced its portfolio receivable purchases from $127.4 million in 2007, to $45.4 million in 2008 and $1.7 million in the nine months ended September 30, 2009. The Company does not expect its portfolio receivable business to be significant in future periods.

Our Technology and Systems Development, page 89

27.	Please discuss the importance to the segment and the duration and effect of all patents held. See Item 101(c)(1)(iv) of Regulation S-K.

Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see page 77.

Legal Proceedings, page 93

28.	For each of the proceedings, please describe in greater detail and quantify the relief sought in the complaints. See Item 103 of Regulation S-K.

Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment and to reflect events occurring subsequent to the filing of the Registration Statement. Please see page 82.

Securities and Exchange Commission

November 6, 2009

Management, page 95

Board of Directors and Executive Officers, page 95

29.	Please explain why Mr. Etzler is not listed here or revise.

Response: While Mr. Etzler continues to serve as President of Intercall, following certain organizational changes that resulted in a change to the Company’s reportable segments as disclosed in Note 12 to the September 30, 2009 consolidated financial statements, Mr. Etzler ceased to be an executive officer of the Company and accordingly was not included in the listing of directors and executive officers in the Registration Statement. As a result of the organizational changes, Mr. Strubbe became an executive officer of the Company.

Executive Compensation, page 99

Compensation Discussion and Analysis, page 99

30.	Please discuss in greater detail your Chairman’s and CEO’s role in the compensation-setting process and clearly state who made the compensation decisions you refer to throughout your CD&A. We note your disclosure on pages 99 and 100; however, it is not clear what you mean by your statement that the compensation committee bases its decisions upon the input it receives from Mr. Barker. Please disclose whether the compensation committee approved Mr. Barker’s recommendations or discuss the extent to which the committee determined to pay or award compensation other than as recommended. Disclose the names of any compensation consultants used by the committee in making its determinations.

Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see page 87. Please note that the compensation committee did not retain the services of a compensation consultant in 2008.

Compensation Elements, page 99

Medium-Term, page 100

31.	Please describe Mr. Etzler’s bonus plan in greater detail. Clarify how the Adjusted EBITDA target was used to determine a portion of Mr. Etzler’s bonus. Also explain the phrase “plan multiple of three.” Please provide similar disclosure for Mr. Stangl’s bonus calculation.

Securities and Exchange Commission

November 6, 2009

Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see page 90.

Long-Term, page 102

Equity-based Compensation Plans, page 102

32.	Please expand your discussion of the fair market valuation of your equity, including how the determination was made. Identify the independent appraiser.

Response: As indicated in response to Comment 25 above, the fair value of the shares of the Company’s Class A common stock was determined based on an independent third party appraisal performed as of October 31, 2008 by Corporate Valuation Advisors, Inc. This appraisal was delivered to the Company in December 2008. The disclosure in the Registration Statement relating to the value of the Company’s common stock has been updated in Amendment No. 1 to include the name of the independent third party appraiser. As noted in the Company’s revised disclosure, none of the Company’s named executive officers received any equity-based compensation in 2008. Accordingly, the Company has deleted the portion of the disclosure in the Registration Statement relating to current equity-based grants made by the Company.

33.	Please further explain the phrase “the executive’s expected impact on our financial objectives,” including how Mr. Barker makes that determination.

Response: The Company did not make any equity-based grants in 2008 to any of its named executive officers. Accordingly, the disclosure relating to the determination of equity-based compensation has been deleted in Amendment No. 1.

34.	Please define exit event.

Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see page 91.

2008 Potential Payments Upon Termination or Change in Control Table, page 112

35.	Please explain the specific circumstances that would trigger payments. See Item 402(j)(1) of Regulation S-K.

Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see page 101.

Securities and Exchange Commission

November 6, 2009

Principal and Selling Stockholders, page 114

36.	For each applicable beneficial owner, please disclose the number of shares beneficially owned before the offering that represent the Class L shares exchangeable for Class A shares.

Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see page 109.

37.	If any entities are selling shares, please identify the persons who have voting or investment control over the company’s securities that the entity owns. See Compliance and Disclosure Interpretations – Regulation S-K (Question 140.02), available in the Corporation Finance section of our website.

Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see page 109.

Certain Relationships and Related Party Transactions, page 116

38.	Please disclose the amounts paid during 2009 for each of the listed transactions.

Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see pages 111 and 112.

39.	Please quantify the fee that will be paid in connection with the termination of the management agreement.

Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see page 111.

40.	Please provide additional Item 404(a) of Regulation S-K disclosure relating to the recapitalization or provide us your analysis on why this information is not required. For example, we note your disclosure in the proxy statement relating to the recapitalization that some of your affiliates received benefits that were different from or in addition to what the stockholders received in the transaction.

Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see page 111.

41.	Please expand your description of the TOGM agreements, including the terms and amounts paid under the operating agreement. Also reconcile your disclosure with the

Securities and Exchange Commission

November 6, 2009

description of this transaction under Note 14 to the financial statements on page F-27. Please update the exhibit index to include the April 30, 2009 amended agreements with TOGM.

Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see page 112.

Financial Statements, page F-1

Unaudited Financial Statements for the Period Ended June 30, 2009 and June 30, 2008, page F-2

Notes to Condensed Consolidated Financial Statements (Unaudited), page F-7

1. Basis of Consolidation and Presentation, page F-7

Basis of Consolidation, page F-7

42.	Please explain why on page F-8 you refer your readers to your annual financial statements within your Form 10-K, since your annual financial statements are also included within this Form S-1.

Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see page F-8.

Unaudited Pro Forma Information, page F-10

43.	We note your disclosure concerning the pro forma balance sheet giving effect to the conversion of Class L shares into Class A shares. Please also disclose pro forma earnings per share for the latest year and interim period giving effect to this conversion on the face of the related statements of operations.

Response: The conversion of shares of Class L common stock and Class A common stock into a single class of common stock will be calculated based on a conversion rate based on the mid-point of the proposed offering price range, which has not yet been determined. The Company respectfully submits that it does not currently expect the conversion to result in a material reduction of earnings applicable to Class A common stockholders as the Company had previously used the two class method and the Company’s income was attributed to its shares of Class L common stock due to their priority return, and accordingly believes that pro forma earnings per share disclosure is not required. However, after the conversion rate has been finalized, pro forma earnings per share information for the latest year and interim period will be presented giving effect to the conversion if the Company determines there will be a material reduction of earnings applicable to Class A common stockholders on a pro forma basis.

Securities and Exchange Commission

November 6, 2009

2. Acquisitions, page F-11

44.	We note your discussion, both here and in your annual financial statements, of the acquisitions of Positron and Genesys during 2008. We also note that the majority of the purchase price was allocated to goodwill for your acquisition of Genesys and the vast majority of the purchase price was allocated to goodwill for your acquisition of Positron. We have the following comments:

•

Please explain to us why you were willing to pay such a significant premium over the fair value of the net tangible assets and separable intangible assets when acquiring these companies. In this regard, we note your disclosure in Note 3 to your annual financial statements, and we are requesting a more detailed explanation, particularly for the acquisition of Positron where you paid over seven times the fair value of the net tangible assets and separable intangible assets.

Response: The Company paid a premium over the fair value of net tangible and separable identifiable intangible assets acquired for the Positron acquisition for the following reasons:

•

In April 2008, PlantCML (the market share leader) was acquired by EADS for $350 million (the Company believes PlantCML had approximately 1.7 times the market share of Positron). The same metrics would have valued Positron at $198 million to $208 million (the Company paid $158.4 million after the working capital adjustment).

•	After PlantCML was acquired, Positron was the largest independent provider of 9-1-1 call handling equipment, and the next largest supplier was significantly smaller than Positron.

•

As such, the Company viewed Positron as the best option to acquire a significant presence in this component of the public safety business. Strategically, the Company was looking to expand its services into the 9-1-1 service provider and customer premise equipment vendor markets.

The Company paid a premium over the fair value of net tangible and separable identifiable intangible assets acquired for the Genesys acquisition for the following reasons:

•	Genesys would bolster InterCall’s presence in Europe and further strengthen its presence in the Asia Pacific region.

•

Genesys was the largest pure-play international conferencing provider and the Company believed that an acquisition of Genesys would provide the most efficient and cost-effective means to gain market share outside the U.S.

Securities and Exchange Commission

November 6, 2009

•

Genesys’ international markets were growing at faster rates than InterCall’s domestic market, therefore the Company believed that a stronger international presence would further strengthen InterCall’s overall conferencing business.

•

Through the further utilization of InterCall’s existing international and domestic infrastructure, management structure and facilities, the Company believed it could realize significant synergies and achieve additional scale. Pre-acquisition, Genesys was generating EBITDA margins of approximately 20% vs. InterCall’s EBITDA margins of 35%. As such, the Company had a high degree of confidence that it could significantly improve Genesys’ profit profile through scale and cost synergies.

•

Genesys was a publicly-traded French company, and as such, the Company offered a relatively high premium to help ensure it was able to obtain 100% ownership and implement its strategies to achieve the desired synergies and management control. French law requires an ownership level above 95% to obtain this level of management control.

The Company respectfully submits that it believes the current disclosures in the Registration Statement adequately explain the Company’s business rationale for these acquisitions.

•

Please describe to us your process for identifying acquired separable intangible assets and describe in reasonable detail your methodology, or the methodology used by any third party valuation expert, for valuing such separable intangible assets.

Response: The process of identifying and valuing acquired separable intangible assets begins with the Company’s internal due diligence process prior to the finalization of the purchase, which due diligence process is subsequently utilized for the initial purchase price allocation. In addition, the Company considers the intangible assets as listed in paragraph A14 of SFAS 141. The Company engages a third party valuation firm to assist the Company in determining the fair values of the intangible assets. In the process of formulating the calculation of fair value, the valuation firm typically holds discussions with, and is provided various documentation by, management of the acquired entity as well as the Company. Typically, the purchase allocation methodology used by the third party valuation experts is based on the use of multiple approaches, described in greater detail below, for the acquired separable intangible assets.

In developing their opinion, the valuation experts consider each of the income approach, market approach and cost approach to develop their conclusion and choose the approach that is most appropriate for the purpose and scope of the analysis. The income approach

Securities and Exchange Commission

November 6, 2009

explicitly recognizes the current value of an asset (liability) premised on the expected receipt (payment) of future economic benefits (obligations) generated over the asset’s remaining life. Value indications are developed by discounting expected benefits to their present value at the required rate of return that incorporates the time value of money and risks associated with the particular asset. The discount rate selected is generally based on expected rates of return available from alternative investments of similar type, quality and risk as of the valuation date. The market approach is a technique used to estimate value from an analysis of actual transactions or offerings for economically comparable assets available as of the valuation date. The cost approach is a technique that uses the reproduction or replacement cost as an initial basis for value.

To value the Company’s customer relationship intangible assets, the valuation experts have used a form of the income approach known as the excess earnings method in determining the value of the customer relationships intangible asset. In the excess earnings method, value is estimated as the present value of the benefits anticipated from ownership of the subject intangible assets in excess of the returns required on the investment in the contributory assets necessary to realize those benefits. It is based on the theory that all operating assets contribute to the profitability of an enterprise. The first step in the valuation of the customer relationships was to estimate the future revenue expected from the acquired customer relationships. The forecast of revenue from existing customer relationships was based on the recent year’s sales and assumptions regarding future customer attrition and expected growth. The excess earnings of the customer relationships were discounted to present value. The sum of the estimated debt-free earnings discounted to present value yields the indicated value of the customer relationships.

To value technology and trademarks, the income approach, known as the relief-from-royalty approach, has been used. This method recognizes that, because it owns the intangible rather than licensing, the Company does not have to pay a royalty, usually expressed as a percentage of sales, for its use. The present value of the after-tax cost savings (i.e., royalty relief) at an appropriate discount rate indicates the value of the intangible under this approach.

•

Please explain to us why your description of the factors that contributed to the recognition of goodwill within Note 3 to your annual financial statements indicates that a portion of the goodwill recognized for both the Positron and Genesys acquisitions is related to technology, as we would expect this to be a separable intangible asset under the guidance in SFAS 141.

Securities and Exchange Commission

November 6, 2009

Response: One significant factor that attracted the Company to both of these acquisitions, along with the other factors outlined above and in Note 3 to the Company’s annual financial statements, including market position, vertical expansion within markets and margin expansion opportunities due to scale and cost savings opportunities, was the technology portfolio of each of the acquired companies. Included in finite-lived intangible assets for the Positron and Genesys acquisitions are $17.8 million and $18.5 million, respectively, for acquired technologies.

•	Please revise your disclosure within either your interim or annual financial statements to better explain the above matters to your readers.

Response: The Company respectfully submits that it believes the disclosure in the notes to the financial statements is in compliance with SFAS 141. Please see pages F-50 through F-59.

3. Goodwill and Other Intangible Assets, page F-13

45.	It appears that the last table on this page should be labeled “As of December 31, 2008.” Please revise.

Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see page F-15.

9. Stock-Based Compensation, page F-19

46.	Please consider disclosing in your financial statements the following information for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

•

For each grant date, the number of options or shares granted, the exercise price, the fair value of the underlying common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts);

•	Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

•	If the valuation specialist was a related party, a statement indicating that fact.

Securities and Exchange Commission

November 6, 2009

Response: January 2, 2009 was the only date on which equity awards were granted during the 12 months prior to September 30, 2009. As discussed above in response to Comment 25, the fair value of the shares of the Company’s Class A common stock was determined based on an independent third party appraisal performed as of October 31, 2008 by Corporate Valuation Advisors, Inc. This appraisal was delivered to the Company in December 2008. The Company believes that such appraisal was substantially contemporaneous with its determination of fair value for purposes of such awards and that there were no significant intervening events between the date of the appraisal and the grant date for the awards. The Company respectfully submits that it believes the current disclosures in the Registration Statement adequately address the requested information.

47.	Please describe to us the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issuance date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

Response: As discussed above in response to Comments 25 and 46, during the 12 months prior to September 30, 2009, the Company granted options to purchase an aggregate of 292,500 shares of its Class A common stock and 25,000 restricted shares of its Class A common stock, in each case as of January 2, 2009. The fair value of the shares of the Company’s Class A common stock was determined based on an independent third party appraisal performed as of October 31, 2008 by Corporate Valuation Advisors, Inc. This appraisal was delivered to the Company in December 2008. The Company believes that such appraisal was substantially contemporaneous with its determination of fair value for purposes of such awards and that there were no significant intervening events between the date of the appraisal and the grant date of the awards.

48.	Please tell us your proposed initial public offering price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Response: The Company is in continuing discussions with the proposed underwriters but has not yet determined a range of proposed initial public offering prices. The Company has been in discussions with potential underwriters regarding an offering since September 16, 2009, but, while expectations regarding potential valuation ranges have been discussed, the underwriters have not provided an estimated price range for the offering at this time. The Company plans to advise the Staff of its proposed initial public offering

Securities and Exchange Commission

November 6, 2009

price range prior to circulating a preliminary prospectus to potential investors and acknowledges the Staff will need sufficient time to review its disclosure regarding the proposed valuation for the Company at that time.

12. Business Segments, page F-23

49.	We note your disclosure elsewhere in the filing that in the third quarter of 2009 you implemented certain organizational changes that resulted in a change to your reportable segments. When you update your interim financial statements to the period ended September 30, 2009, please ensure that you explain this change in your reportable segments in reasonable detail. Additionally, please clarify to your readers whether you have aggregated any operating segments into your new reportable segments consistent with the requirements of paragraph 26(a) of SFAS 131.

Response: In the third quarter of fiscal 2009, the Company implemented certain organizational changes that resulted in a change to the reportable segments as disclosed in Note 12 to the September 30, 2009 condensed consolidated financial statements. The Company now operates in two business segments: Unified Communications and Communication Services, which aligns with its revised organizational structure. The Company respectfully submits that it believes the current disclosures appropriately address the requirements of paragraph 26a. of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, as the Company does not aggregate operating segments to determine its reportable segments.

Financial Statements for the Year Ended December 31, 2008, page F-37

Notes to Consolidated Financial Statements, page F-43

3. Goodwill and Other Intangible Assets, page F-53

50.	We note that $226 million and $94 million of goodwill and intangible assets, respectively, are allocated to your receivables management segment as of December 31, 2008. We also note on page F-82 that for the year ended December 31, 2008, your receivables management segment generated $200 million in revenues, operating losses of $39 million and you recorded a $76 million impairment charge against your portfolio receivables as a result of reduced liquidation rates of exiting portfolios due to the weak economy. We further note that in the quarter ended September 30, 2009, you recorded an additional $25 million impairment of purchased accounts receivables. Please provide us with your impairment analysis for goodwill and intangibles for your receivables management operating segment or component, as appropriate, for 2008 and any subsequent periods, if performed. Please provide a discussion of significant management estimates used in your impairment analysis and your basis for those assumptions. Refer to SFAS 142.

Securities and Exchange Commission

November 6, 2009

Response: $226 million and $56 million of goodwill and intangible assets, net of amortization of $38 million, respectively, were allocated to the Company’s Receivables Management reporting unit as of December 31, 2008. There are no indefinite-lived intangible assets related to the Receivables Management reporting unit. The $94 million of intangible assets noted is the original cost of finite-lived intangible assets. The unamortized cost of these finite-lived intangible assets for the Receivables Management reporting unit at December 31, 2008 and September 30, 2009 was $56.2 million and $50.2 million, respectively.

In accordance with paragraph 15 of SFAS 142, the Company reviews an intangible asset subject to amortization for impairment in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, by applying the recognition and measurement provisions in paragraphs 7–24 of FASB Statement 144. Under FASB Statement 144, long-lived assets (including finite-lived intangible assets) are tested for recoverability at the asset group level whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. As a result of the portfolio receivable impairments recorded during 2008, there was an impairment indicator related to the customer relationship intangible asset ($5.7 million recorded at December 31, 2008) specific to the purchased paper portfolio. The Company performed an undiscounted cash flow analysis for this intangible asset and concluded the asset was recoverable at December 31, 2008. There were no other indicators that the carrying amounts for other Receivables Management finite-lived intangible assets may not be recoverable.

The Company’s annual goodwill impairment test uses a discounted cash flow approach to calculate a fair value of each reporting unit. The fair value is the sum of a six year discounted free cash flow calculation (based on the projected 2009 budget with expected growth rates for the next 5 years) plus a terminal value for the reporting unit, which was calculated using the estimated 2014 discounted free cash flow divided by the industry’s weighted average cost of capital. A separate industry weighted average cost of capital (WACC) was developed for each reporting unit and that WACC was calculated utilizing a methodology similar to that utilized by third party valuation experts for recent acquisitions. The key assumptions used in calculating the fair value in the 2008 annual impairment testing for the accounts receivable management reporting unit were a weighted average cost of capital of 9.85% (used for purposes of calculating the present value of projected cash flows and the terminal value); revenue growth rates of 4.65%, (3.0%), 5.3% 7.3%, 8.6% and 8.6% for 2009 through 2014, respectively; and EBITDA as

Securities and Exchange Commission

November 6, 2009

a percent of revenue was held stable at approximately 18.6% over the test period. The revenue growth rates and EBITDA percentages are based on the Company’s strategic plan and forecast which is developed through its annual planning process. The 2008 planning process took into consideration changes in the economy which were expected to impact the Company’s receivables management business, including the Company’s decision to significantly reduce its portfolio purchases beginning in 2008 and the Company’s strategic decisions related to growing third party collections. The Company’s projections of future cash flows are subject to change as actual results achieved could differ from those anticipated. Because management frequently updates its projections, the Company would expect to identify on a timely basis any significant differences between actual results and recent estimates. The Company is not expecting actual results to vary significantly from recent estimates.

The Receivables Management reporting unit passed step one of the impairment test in accordance with FAS 142. The fair value for Receivables Management was $213.6 million and the carrying value of the reporting unit was $160.1 million, or an excess of more than 30%. Accordingly, the Company was not required to perform step two of the impairment test and due to the size of the significant excess of the estimated fair value compared to the carrying value the Company does not believe there is a significant risk of goodwill impairment. However, due to the many variables inherent in estimating the fair value of each reporting unit, if different assumptions were necessary to use in the analysis, that could affect the impairment analysis given the substantial amount of goodwill the Company has recorded.

The Company is in the process of performing its annual goodwill impairment test for 2009; early indications are that the Receivable Management reporting unit will pass step one of the impairment test as the fair value is expected to exceed the carrying value by a margin of at least 30%.

Item 16. Exhibits and Financial Statement Schedules, page II-2

51.	Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.

Response: The Company notes the Staff’s comment and is currently in the process of preparing the remaining exhibits to the Registration Statement. The Company will file copies of the exhibits as soon as they are prepared in sufficient time to allow review.

52.	It appears that schedules and exhibits related to your credit agreements have not been filed on EDGAR. For example, we do not see certain schedules, exhibits or annexes to:

•	Exhibit 10.10, the credit agreement dated October 24, 2006;

Securities and Exchange Commission

November 6, 2009

•	Exhibit 10.11, the guarantee agreement dated October 24, 2006; and

•	Exhibit 10.44, the credit agreement dated May 21, 2008.

Please refile these agreements, including all related schedules, exhibits and annexes.

Response: In response to the Staff’s comment, where applicable, the Company has filed with Amendment No. 1 all related schedules, exhibits and annexes to its credit agreements. Please see Exhibits 10.10, 10.11, 10.12, 10.15 and 10.16. The Company respectfully submits that it believes Exhibit 10.44 as previously filed included all schedules, exhibits and annexes.

Signatures, page II-4

53.	Please identify your principal executive officer, principal financial officer, and controller or principal accounting officer. See Form S-1, Instructions to Signatures.

Response: In response to the Staff’s comment, the Company has identified its principal executive officer, principal financial officer and principal accounting officer on the signature page to Amendment No. 1. See page II-4.

Form 8-K Filed October 21, 2009

54.	We note your presentation of adjusted EBITDA, which you define as earnings before interest expense, share based compensation, taxes, depreciation and amortization, minority interest, non-recurring litigation settlement costs, other non-cash reserves, transaction costs and after acquisition synergies and excluding unrestricted subsidiaries. We note that you consider adjusted EBITDA as a liquidity measure and reconcile it to cash flow from operating activities. We also note that you present adjusted EBITDA since you understand that certain investors use it as one measure of your historical ability to service debt and because it is used in your debt covenants. We have the following comments:

•

Please tell us who the “certain” investors are that use adjusted EBITDA as defined as a measure of your historically ability to service debt, and explain to us in more detail why it is useful and meaningful to present this measure to all of your investors if it is only used by a few and is only one way in which those few measure your ability to service debt. Confirm that you will revise future filings for this matter to more clearly meet the criteria of Item 10(e)(1)(i)(C) of Regulation S-K. Please be advised that you must meet the burden of demonstrating the usefulness to investors of this non-GAAP measure if you wish to continue to present it.

Securities and Exchange Commission

November 6, 2009

•

Your current disclosure implies that the fact that adjusted EBITDA is used in your debt covenants makes the presentation of this measure meaningful to your investors. However, we cannot agree that the presentation of this measure is meaningful to your investors in the context of your debt covenants given your statement that the precise adjustments used to calculate adjusted EBITDA included in your credit facility and indentures vary in certain respects among such agreements and from the adjusted EBITDA presented. If you are presenting this measure because it is contained in a material debt covenant within a material debt agreement and you believe this is important information to your investors, you should present the exact measure contained in your debt covenant along with all other disclosures suggested by Question 10 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our Non-GAAP FAQ), available on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Alternatively, if you chose to present a measure that is not contained in your debt covenants, you should not refer to your debt covenants when explaining why this measure is meaningful.

•

Please note that while liquidity measures should be reconciled to your cash flows from operating activities, you should disclose the balances for each of the three major categories of the statement of cash flows to comply with Question 12 of our Non-GAAP FAQ.

Response: The Company believes that its investors generally use adjusted EBITDA as a tool to assess the Company’s liquidity. Accordingly, the Company will remove the reference to “certain” investors in future filings. The Company will further revise its presentation of adjusted EBITDA in future filings to conform to the changes noted above in response to Comment 8. The Company notes for the Staff’s benefit that it has historically presented adjusted EBITDA as a liquidity measure only given that its public investor base was limited to investors in its debt securities. The Company increasingly views adjusted EBITDA as a performance measure with respect to its earnings available for holders of common shares and believes that investors in its common shares in the initial public offering will also view adjusted EBITDA as a measure of operating performance and, as a result, has presented a reconciliation to both net income and cash flows from operating activities in its registration statement. Following the offering, the Company would anticipate continuing to report adjusted EBITDA as both a performance and liquidity measure.

* * * * *

Securities and Exchange Commission

November 6, 2009

Thank you for your prompt attention to the Company’s responses. If you wish to discuss the Registration Statement being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-4348 or my partner Fred Lowinger at (312) 853-7238.

Very truly yours,

/s/ Robert L. Verigan
Robert L. Verigan

cc:	David C. Mussman (West Corporation)

Keith F. Higgins (Ropes & Gray LLP)

Andrew J. Terry (Ropes & Gray LLP)